U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                       000-49735

                                                                    CUSIP NUMBER
                                                                       46118N101


(Check One):      [ ]  Form 10-K   [ ] Form 20-F  [ ] Form 11-K

                  [X] Form 10-Q    [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:    September 30, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------------------------


Read Instruction (on back page) Before Preparing Form.  Please Print or Type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         Full Name of Registrant:  Intraop Medical Corporation
         Address of Principal Executive Office:

                  7408 Comstock Circle
                  Salt Lake City, Utah 84121

                  Mailing Address
                  P.O. Box 9301
                  Salt Lake City, Utah

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



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[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


         Management was unable to obtain necessary information in time for filing. Additional time will be required for the Registrant to prepare the 10-Q and the Registrant expects to file such 10-Q within the extension period.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:


                  David F. Shamy, Chief Executive Officer/ President/ Chief Financial Officer

                  Telephone No.:  (801) 943-2345

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[X] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


[ ] Yes     [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           INTRAOP MEDICAL CORPORATION

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


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Date:  November 15, 2004                            By:  /s/ Phil Ray
                                                        ------------------------
                                                         Phil Ray
                                                         Vice President







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